FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

August/07

Gross sales grow 7.3% and amount to R$ 1,386.9 million in August

São Paulo, Brazil, September 17, 2007. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces its sales performance of August 2007 (unaudited preliminary figure). The information presented below was calculated basis on consolidated figures and in Reais, in accordance with the Brazilian Corporate Law.

Gross sales of Grupo Pão de Açúcar totaled R$ 1,386.9 million in August, up by 7.3% over the same month in the previous year. Net sales recorded growth of 7.5% and attained R$ 1,172.5 million.

In the 'same stores' concept, gross sales climbed 3.2% and net sales 3.5% . Food products increased by 3.9% and sales of non-food were up 1.0% in August, which reflects an improvement in relation to the previous month when the performance was negative (-6.7% in July).

The highlights of the month were the Sendas and Pão de Açúcar banners, which exhibited growth above the average of the Company.

Based on the sales performance presented up to August 2007 and on the macroeconomic outlook for the next few months, Grupo Pão de Açúcar reviewed the annual growth forecast for ‘same stores’ sales from 5% to approximately 4%. On the other hand, total sales in August exhibited growth of 7.3%, above the Company's expectations, as a result of the ongoing expansion plan, with 23 stores opened in the last 12 months.

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.
GRUPO PÃO DE AÇÚCAR

Daniela Sabbag
Investor Relations

Tel: (55 11) 3886-0421
Fax: (55 11) 3884-2677

e-mail: gpa.ri@grupopaodeacucar.com.br
website: www.gpa-ri.com.br/eng

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 17 , 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.